On March 10, 2016, the Board approved a subadvisory agreement with Mesirow Financial Investment Management, Inc. (“Mesirow”) for John Hancock Small Company Fund in connection with the acquisition (the “Acquisition”) by Mesirow of Fiduciary Management Associates, LLC (“FMA”), the current subadvisor to the fund. The new subadvisory agreement is effective on the effective date of the Acquisition, which is expected to be March 31, 2016.